

SI 17017759 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 02 2017
Washington DC
412

SEC FILE NUMBER
8-1-5204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 1000
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbra L. Schoneman **(612) 303-8069**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY -2 PM 2:31
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Debbra L. Schoneman*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2016*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Debbra L. Schoneman
Signature

Chief Financial Officer
Title

Melissa Richason
Notary Public


MELISSA D. RICHASON
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piper Jaffray & Co.

(A Wholly Owned Subsidiary of Piper Jaffray Companies)

Index to the Statement of Financial Condition

Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Piper Jaffray & Co. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
February 24, 2017

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Statement of Financial Condition
December 31, 2016

(Amounts in thousands, except share data)

Assets	
Cash and cash equivalents	$ 18,688
Cash and cash equivalents segregated for regulatory purposes	29,015
Receivables:	
Customers	31,962
Brokers, dealers and clearing organizations	203,777
Securities purchased under agreements to resell	159,697
Financial instruments and other inventory positions owned	435,392
Financial instruments and other inventory positions owned and pledged as collateral	269,251
Total financial instruments and other inventory positions owned	704,643
Fixed assets (net of accumulated depreciation and amortization of $53,198)	22,862
Goodwill	80,486
Intangible assets (net of accumulated amortization of $19,652)	18,533
Investments	61,673
Other assets	126,505
Total assets	$ 1,457,841
Liabilities and Shareholder's Equity	
Short-term financing	$ 147,021
Payables:	
Customers	29,352
Brokers, dealers and clearing organizations	26,894
Securities sold under agreements to repurchase	15,046
Financial instruments and other inventory positions sold, but not yet purchased	290,644
Accrued compensation	226,187
Intercompany payable to Parent Company	143,911
Other liabilities and accrued expenses	33,649
Total liabilities	912,704
Shareholder's equity:	
Preferred stock, $0.01 par value; 3,000 shares authorized, none issued and outstanding	—
Common stock, $0.01 par value; 1,000 shares authorized, 459 issued and outstanding	—
Additional paid-in capital	529,269
Retained earnings	15,868
Total shareholder's equity	545,137
Total liabilities and shareholder's equity	$ 1,457,841

See Notes to the Statement of Financial Condition

Piper Jaffray & Co.
(A Wholly Owned Subsidiary of Piper Jaffray Companies)
Notes to the Statement of Financial Condition
December 31, 2016

Note 1 *Organization and Basis of Presentation*

Organization

Piper Jaffray & Co. ("Piper Jaffray" or the "Company") is a wholly owned subsidiary of Piper Jaffray Companies ("Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange ("NYSE"). The Company is a self-clearing securities broker dealer and investment banking firm registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites equity and municipal debt offerings and provides various other financial advisory services.

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The preparation of the statement of financial condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best information available, actual results could differ from those estimates.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a variable interest entity ("VIE") or a voting interest entity.

VIEs are entities in which (i) the total equity investment at risk is not sufficient to enable the entity to finance its activities independently or (ii) the at-risk equity holders do not have the normal characteristics of a controlling financial interest. A controlling financial interest in a VIE is present when an enterprise has one or more variable interests that have both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest is the primary beneficiary and consolidates the VIE.

Voting interest entities lack one or more of the characteristics of a VIE. The usual condition for a controlling financial interest is ownership of a majority voting interest for a corporation or a majority of kick-out or participating rights for a limited partnership.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company's investment is accounted for under the equity method of accounting. If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value, if the fair value option was elected, or at cost.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of origination.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis, while the related revenues and expenses are recorded on a trade-date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions, deposits paid for securities borrowed, receivables from clearing organizations, deposits with clearing organizations and amounts receivable for securities not delivered to the purchaser by the settlement date ("securities failed to deliver"). Payables to brokers, dealers and clearing organizations include payables arising from unsettled securities transactions, payables to clearing organizations and amounts payable for securities not received from a seller by the settlement date ("securities failed to receive"). Unsettled securities transactions related to the Company's operations are recorded at contract value on a net basis.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payables to brokers, dealers and clearing organizations on the statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned transactions and is included in other assets or other liabilities and accrued expenses on the statement of financial condition.

Fair Value of Financial Instruments

Financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased on the statement of financial condition consist of financial instruments (including securities with extended settlements and derivative contracts) recorded at fair value. Securities (both long and short), including securities with extended settlements, are recognized on a trade-date basis. Additionally, certain of the Company's investments on the statement of financial condition are recorded at fair value, either as required by accounting guidance or through the fair value election.

Fair Value Measurement – Definition and Hierarchy – Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement," ("ASC 820") defines fair value as the amount at which an instrument could be exchanged in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the report date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments – Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. When available, the Company values financial instruments at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of the Company's financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment. Results from valuation models and other techniques in one period may not be indicative of future period fair value measurement.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Furniture and equipment and software are depreciated using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over ten years or the life of the lease, whichever is shorter. The Company capitalizes certain costs incurred in connection with internal use software projects and amortizes the amount over the expected useful life of the asset, generally three to seven years.

Leases

The Company leases its corporate headquarters and other offices under various non-cancelable leases. The leases require payment of real estate taxes, insurance and common area maintenance, in addition to rent. The terms of the Company's lease agreements generally range up to twelve years. Some of the leases contain renewal options, escalation clauses, rent-free holidays and operating cost adjustments.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial lease term. The Company records any difference between the straight-line rent amounts and amounts payable under the leases as part of other liabilities and accrued expenses.

Cash or lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property or receives the cash to the end of the initial lease term. The Company records the unamortized portion of lease incentives as part of other liabilities and accrued expenses.

Goodwill and Intangible Assets

Goodwill represents the fair value of the consideration transferred in excess of the fair value of identifiable net assets at the acquisition date. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if circumstances indicate a possible inability to realize the carrying amount. See Note 13 for additional information on the Company's goodwill impairment testing.

Intangible assets with determinable lives consist of customer relationships, the Simmons & Company International trade name, and non-competition agreements that are amortized over their original estimated useful lives ranging from one to seven years. The pattern of amortization reflects the timing of the realization of the economic benefits of such intangible assets.

Investments

The Company's investments include equity investments in private companies and partnerships, investments in registered mutual funds, and warrants of public and private companies. Equity investments in private companies are accounted for at fair value, as required by accounting guidance or if the fair value option was elected, or at cost. Investments in partnerships are accounted for under the equity method, which is generally the net asset value, or at cost. Investments in registered mutual funds are accounted for at fair value. Company-owned warrants with a cashless exercise option are valued at fair value, while warrants without a cashless exercise option are valued at cost.

Other Assets

Other assets include net deferred income tax assets, receivables and prepaid expenses. Receivables include fee receivables, accrued interest and loans made to employees, typically in connection with their recruitment. Employee loans are forgiven based on continued employment and are amortized using the straight-line method over the respective terms of the loans, which generally range from two to five years.

Income Taxes

The Company is included in the consolidated U.S. federal income tax return filed by the Parent Company on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes based upon the provisions of a tax sharing arrangement with the Parent Company and U.S. affiliated entities. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. The realization of deferred tax assets is assessed and a valuation allowance is recognized to the extent that it is more likely than not that any portion of a deferred tax asset will not be realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Company recognizes interest and penalties, if any, related to income tax matters as part of the provision for income taxes.

Contingencies

The Company is involved in various pending and potential legal proceedings related to its business, including litigation, arbitration and regulatory proceedings. The Company establishes reserves for potential losses to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of the outcome and reserve amounts requires significant judgment on the part of management.

Note 3 *Recent Accounting Pronouncements*

Adoption of New Accounting Standards

Consolidation

In February 2015, the FASB issued Accounting Standard Update ("ASU") No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"). ASU 2015-02 makes several modifications to the consolidation guidance for VIEs and general partners' investments in limited partnerships, as well as modifications to the evaluation of whether limited partnerships are VIEs or voting interest entities. It was effective for the Company as of January 1, 2016. There was no impact to the Company's statement of financial condition upon adoption.

Future Adoption of New Applicable Accounting Standards

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The amendments in ASU 2016-01 address certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Except for the early application guidance outlined in ASU 2016-01, early adoption is not permitted. The adoption of ASU 2016-01 is not expected to have a material impact on the Company's financial position, but may impact the Company's disclosures.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability on the statement of financial condition and disclose key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. As of December 31, 2016, the Company had approximately 58 operating leases for office space with aggregate minimum lease commitments of $70.2 million. The Company is evaluating other service contracts which may include embedded leases. The impact of the new guidance on the Company's net capital is expected to be minimal.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its statement of financial condition.

Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill (i.e., perform a hypothetical purchase price allocation) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit's carrying amount over its fair value. ASU 2017-04 is effective for the Company's annual and any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied prospectively. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017.

Note 4 *Acquisitions*

The following acquisition was accounted for pursuant to FASB Accounting Standards Codification Topic 805, "Business Combinations." Accordingly, the purchase price of the acquisition was allocated to the acquired assets and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net assets acquired was allocated between goodwill and intangible assets.

Simmons & Company International

On February 26, 2016, the Company completed the acquisition of Simmons & Company International ("Simmons"), an employee-owned investment bank and broker dealer focused on the energy industry. The acquisition of Simmons expands the Company's equity underwriting and institutional brokerage businesses into the energy sector and grows its advisory business.

The Company acquired net assets with a fair value of $108.2 million as described below. As part of the purchase price, the Parent Company issued 961,457 restricted shares valued at $40.3 million as equity consideration on the acquisition date. Company employees must fulfill service requirements in exchange for the rights to the shares. The fair value of the restricted stock was determined using the market price of the Parent Company's common stock on the date of the acquisition.

The Company recorded $59.4 million of goodwill on its statement of financial condition, all of which is expected to be deductible for income tax purposes. In management's opinion, the goodwill represents the reputation and operating expertise of Simmons.

Identifiable intangible assets purchased by the Company consisted of customer relationships and the Simmons trade name with acquisition-date fair values of $14.9 million and $9.1 million, respectively.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

(Dollars in thousands)

Assets:	
Cash and cash equivalents	$ 40,965
Fixed assets	1,185
Goodwill	59,367
Intangible assets	23,973
Investments	980
Other assets	2,412
Total assets acquired	128,882
Liabilities:	
Accrued compensation	13,818
Other liabilities and accrued expenses	6,822
Total liabilities assumed	20,640
Net assets acquired	$ 108,242

Note 5 *Financial Instruments and Other Inventory Positions Owned and Financial Instruments and Other Inventory Positions Sold, but Not Yet Purchased*

(Dollars in thousands)		December 31, 2016
Financial instruments and other inventory positions owned:		
Corporate securities:		
Equity securities	$	6,363
Convertible securities		103,486
Fixed income securities		21,018
Municipal securities:		
Taxable securities		55,639
Tax-exempt securities		241,669
Short-term securities		35,175
Mortgage-backed securities		5,638
U.S. government agency securities		205,685
U.S. government securities		29,970
	$	704,643
Financial instruments and other inventory positions sold, but not yet purchased:		
Corporate securities:		
Equity securities	$	89,453
Fixed income securities		17,324
U.S. government agency securities		6,723
U.S. government securities		177,144
	$	290,644

At December 31, 2016, financial instruments and other inventory positions owned in the amount of $269.3 million had been pledged as collateral for short-term financings and repurchase agreements.

Financial instruments and other inventory positions sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. The Company economically hedges changes in the market value of its financial instruments and other inventory positions owned using inventory positions sold, but not yet purchased, and exchange traded options.

Derivative Contract Financial Instruments

The Company enters into option contracts to economically hedge market value risk associated with its trading of convertible securities. The Company's option contracts do not qualify for hedge accounting. Derivatives are reported on a net basis by counterparty (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of offset exists and on a net basis by cross product when applicable provisions are stated in master netting agreements. As of December 31, 2016, the Company had no outstanding equity option derivative contracts.

Note 6 *Fair Value of Financial Instruments*

Based on the nature of the Company's business and its role as a "dealer" in the securities industry, the fair values of its financial instruments are determined internally. The Company's processes are designed to ensure that the fair values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, unobservable inputs are developed based on an evaluation of all relevant empirical market data, including prices evidenced by market transactions, interest rates, credit spreads, volatilities and correlations and other security-specific information. Valuation adjustments related to illiquidity or counterparty credit risk are also considered. In estimating fair value, the Company may utilize information provided by third party pricing vendors to corroborate internally-developed fair value estimates.

The Company employs specific control processes to determine the reasonableness of the fair value of its financial instruments. The Company's processes are designed to ensure that the internally-estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. Individuals outside of the trading departments perform independent pricing verification reviews as of each reporting date. The Company has established parameters which set forth when the fair value of securities are independently verified. The selection parameters are generally based upon the type of security, the level of estimation risk of a security, the materiality of the security to the Company's statement of financial condition, changes in fair value from period to period, and other specific facts and circumstances of the Company's securities portfolio. In evaluating the initial internally-estimated fair values made by the Company's traders, the nature and complexity of securities involved (e.g., term, coupon, collateral, and other key drivers of value), level of market activity for securities, and availability of market data are considered. The independent price verification procedures include, but are not limited to, analysis of trade data (both internal and external where available), corroboration to the valuation of positions with similar characteristics, risks and components, or comparison to an alternative pricing source, such as a discounted cash flow model. The Company's valuation committee, comprised of members of senior management and risk management, provides oversight and overall responsibility for the internal control processes and procedures related to fair value measurements.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value and classified as Level I.

Financial Instruments and Other Inventory Positions Owned

The Company records financial instruments and other inventory positions owned and financial instruments and other inventory positions sold, but not yet purchased at fair value on the statement of financial condition.

Equity securities – Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (principally hybrid preferred securities) are measured primarily using broker quotations, prices observed for recently executed market transactions and internally-developed fair value estimates based on observable inputs and are categorized within Level II of the fair value hierarchy.

Convertible securities – Convertible securities are valued based on observable trades, when available. Accordingly, these convertible securities are categorized as Level II.

Corporate fixed income securities – Fixed income securities include corporate bonds which are valued based on recently executed market transactions of comparable size, internally-developed fair value estimates based on observable inputs, or broker quotations. Accordingly, these corporate bonds are categorized as Level II.

Taxable municipal securities – Taxable municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid taxable municipal securities are valued using market data for comparable securities (maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and are therefore categorized as Level III.

Tax-exempt municipal securities – Tax-exempt municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Certain illiquid tax-exempt municipal securities are valued using market data for comparable securities (maturity and sector) and management judgment to infer an appropriate current yield or other model-based valuation techniques deemed appropriate by management based on the specific nature of the individual security and are therefore categorized as Level III.

Short-term municipal securities – Short-term municipal securities include auction rate securities, variable rate demand notes, and other short-term municipal securities. Variable rate demand notes and other short-term municipal securities are valued using recently executed observable trades or market price quotations and therefore are generally categorized as Level II. Auction rate securities with limited liquidity are categorized as Level III and are valued using discounted cash flow models with unobservable inputs such as the Company's expected recovery rate on the securities.

Mortgage-backed securities – Mortgage-backed securities are valued using observable trades, when available. Certain mortgage-backed securities are valued using models where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data. These mortgage-backed securities are categorized as Level II. Other mortgage-backed securities, which are principally collateralized by residential mortgages, have experienced low volumes of executed transactions resulting in less observable transaction data. Certain mortgage-backed securities collateralized by residential mortgages are valued using cash flow models that utilize unobservable inputs including credit default rates, prepayment rates, loss severity and valuation yields. As judgment is used to determine the range of these inputs, these mortgage-backed securities are categorized as Level III.

U.S. government agency securities – U.S. government agency securities include agency debt bonds and mortgage bonds. Agency debt bonds are valued by using either direct price quotes or price quotes for comparable bond securities and are categorized as Level II. Mortgage bonds include bonds secured by mortgages, mortgage pass-through securities, agency collateralized mortgage-obligation ("CMO") securities and agency interest-only securities. Mortgage pass-through securities, CMO securities and interest-only securities are valued using recently executed observable trades or other observable inputs, such as prepayment speeds and therefore are generally categorized as Level II. Mortgage bonds are valued using observable market inputs, such as market yields ranging from 126-952 basis points ("bps") on spreads over U.S. treasury securities, or models based upon prepayment expectations ranging from 13%-33% conditional prepayment rate ("CPR"). These securities are categorized as Level II.

U.S. government securities – U.S. government securities include highly liquid U.S. treasury securities which are generally valued using quoted market prices and therefore categorized as Level I. The Company does not transact in securities of countries other than the U.S. government.

Derivatives – Derivative contracts include equity options contracts, which are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these contracts are actively traded and valuation adjustments are not applied, they are categorized as Level I.

Investments

The Company's investments valued at fair value include equity investments in private companies and partnerships, investments in registered mutual funds, and warrants of public and private companies. Investments in registered mutual funds are valued based on quoted prices on active markets and classified as Level I. Company-owned warrants, which have a cashless exercise option, are valued based upon the Black-Scholes option-pricing model and certain unobservable inputs. The Company applies a liquidity discount to the value of its warrants in public and private companies. For warrants in private companies, valuation adjustments, based upon management's judgment, are made to account for differences between the measured security and the stock volatility factors of comparable companies. Company-owned warrants are reported as Level III assets. Investments in private companies are valued based on an assessment of each underlying security. These securities are generally categorized as Level III.

Fair Value Option – The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option was elected for certain equity investments at inception to reflect economic events in earnings on a timely basis. Equity investments of $0.3 million, included within investments on the statement of financial condition, are accounted for at fair value and are classified as Level III assets at December 31, 2016.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level III financial instruments as of December 31, 2016:

	Valuation Technique	Unobservable Input	Range	Weighted Average
Assets:				
Financial instruments and other inventory positions owned:				
Municipal securities:				
Taxable securities	Discounted cash flow	Expected recovery rate (% of par) (1)	62.6%	62.6%
Tax-exempt securities	Discounted cash flow	Expected recovery rate (% of par) (1)	5 - 60%	19.4%
Short-term securities	Discounted cash flow	Expected recovery rate (% of par) (1)	66 - 94%	91.0%
Mortgage-backed securities:				
Collateralized by residential mortgages	Discounted cash flow	Credit default rates (2)	0 - 4%	2.7%
		Prepayment rates (3)	1 - 35%	6.5%
		Loss severity (2)	0 - 100%	72.9%
		Valuation yields (2)	3 - 7%	3.8%

Sensitivity of the fair value to changes in unobservable inputs:

(1) Significant increase/(decrease) in the unobservable input in isolation would result in a significantly higher/(lower) fair value measurement.

(2) Significant changes in any of these inputs in isolation could result in a significantly different fair value. Generally, a change in the assumption used for credit default rates is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally inverse change in the assumption for valuation yields.

(3) The potential impact of changes in prepayment rates on fair value is dependent on other security-specific factors, such as the par value and structure. Changes in the prepayment rates may result in directionally similar or directionally inverse changes in fair value depending on whether the security trades at a premium or discount to the par value.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels defined in ASC 820 as of December 31, 2016:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Financial instruments and other inventory positions owned:				
Corporate securities:				
Equity securities	$ 82	$ 6,281	$ —	$ 6,363
Convertible securities	—	103,486	—	103,486
Fixed income securities	—	21,018	—	21,018
Municipal securities:				
Taxable securities	—	52,953	2,686	55,639
Tax-exempt securities	—	240,592	1,077	241,669
Short-term securities	—	34,431	744	35,175
Mortgage-backed securities	—	273	5,365	5,638
U.S. government agency securities	—	205,685	—	205,685
U.S. government securities	29,970	—	—	29,970
Total financial instruments and other inventory positions owned:	30,052	664,719	9,872	704,643
Cash equivalents	1	—	—	1
Investments at fair value	5,940	—	302	6,242
Total assets	$ 35,993	$ 664,719	$ 10,174	$ 710,886
Liabilities:				
Financial instruments and other inventory positions sold, but not yet purchased:				
Corporate securities:				
Equity securities	$ 89,453	$ —	$ —	$ 89,453
Fixed income securities	—	17,324	—	17,324
U.S. government agency securities	—	6,723	—	6,723
U.S. government securities	177,144	—	—	177,144
Total financial instruments and other inventory positions sold, but not yet purchased:	$ 266,597	$ 24,047	$ —	$ 290,644

The Company's Level III assets were $10.2 million, or 1.4 percent of financial instruments measured at fair value at December 31, 2016.

The carrying values of the Company's cash, securities either purchased or sold under agreements to resell, receivables and payables either from or to customers and brokers, dealers and clearing organizations and short-term financings approximate fair value due to their liquid or short-term nature.

Note 7 *Variable Interest Entities*

The Company has investments in various partnerships, limited liability companies, or registered mutual funds. These entities were established for the purpose of investing in securities of public or private companies, or municipal debt obligations, or providing financing to senior living facilities, and were initially financed through the capital commitments or seed investments of the members.

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities. The determination as to whether an entity is a VIE is based on the structure and nature of each entity. The Company also considers other characteristics such as the power through voting rights or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance and how the entity is financed.

The Company is required to consolidate all VIEs for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

The Company determined it is not the primary beneficiary of these VIEs and accordingly does not consolidate them. These VIEs had net assets approximating $0.2 billion at December 31, 2016. The Company's exposure to loss from these VIEs is $4.0 million, which is the carrying value of its capital contributions recorded in investments on the statement of financial condition at December 31, 2016. The Company had no liabilities related to these VIEs at December 31, 2016. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2016.

Note 8 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

(Dollars in thousands)	**December 31, 2016**
Receivable arising from unsettled securities transactions, net	$ 124,956
Deposits paid for securities borrowed	27,573
Receivable from clearing organizations	3,293
Deposits with clearing organizations	35,713
Securities failed to deliver	975
Other	11,267
Total receivables from brokers, dealers and clearing organizations	$ 203,777

(Dollars in thousands)	**December 31, 2016**
Payable to clearing organizations	$ 15,893
Securities failed to receive	3,043
Other	7,958
Total payables to brokers, dealers and clearing organizations	$ 26,894

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Note 9 *Receivables from and Payables to Customers*

(Dollars in thousands)		December 31, 2016
Cash accounts	$	29,610
Margin accounts		2,352
Total receivables from customers	$	31,962

Securities owned by customers are held as collateral for margin loan receivables. This collateral is not reflected on the statement of financial condition. Margin loan receivables earn interest at floating interest rates based on prime rates.

(Dollars in thousands)		December 31, 2016
Cash accounts	$	14,416
Margin accounts		14,936
Total payables to customers	$	29,352

Payables to customers primarily comprise cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 10 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral (e.g., pursuant to the terms of a repurchase agreement), or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure. The Company also uses unaffiliated third party custodians to administer the underlying collateral for the majority of its short-term financing to mitigate risk.

In a reverse repurchase agreement the Company purchases financial instruments from a seller, typically in exchange for cash, and agrees to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest in the future. In a repurchase agreement, the Company sells financial instruments to a buyer, typically for cash, and agrees to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date. Even though repurchase and reverse repurchase agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at maturity of the agreement.

In a securities borrowed transaction, the Company borrows securities from a counterparty in exchange for cash. When the Company returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others, typically pursuant to repurchase agreements. The Company obtained securities with a fair value of approximately $192.2 million at December 31, 2016, of which $185.2 million had been pledged or otherwise transferred to satisfy its commitments under financial instruments and other inventory positions sold, but not yet purchased.

The following is a summary of the Company's securities sold under agreements to repurchase ("Repurchase Liabilities"), the fair market value of collateral pledged and the interest rate charged by the Company's counterparty, which is based on LIBOR plus an applicable margin, as of December 31, 2016:

(Dollars in thousands)	Repurchase Liabilities	Fair Market Value	Interest Rate
On demand maturities:			
U.S. government agency securities	1,877	1,975	0.80%
U.S. government securities	15,046	14,877	0.00 - 0.25%
	$ 16,923	$ 16,852	

Reverse repurchase agreements, repurchase agreements and securities borrowed and loaned are reported on a net basis by counterparty when a legal right of offset exists. The following table provides information about the offsetting of these instruments and related collateral amounts at December 31, 2016:

(Dollars in thousands) Description	Gross Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Gross Amounts Not Offset on the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset on the Statement of Financial Condition: Collateral Received (1)	Net Amount
Reverse repurchase agreements	$ 161,574	$ (1,877)	$ 159,697	$ —	$ (159,697)	$ —
Securities borrowed (3)	27,573	—	27,573	—	(27,573)	—

(Dollars in thousands) Description	Gross Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount Presented on the Statement of Financial Condition	Gross Amount Not Offset on the Statement of Financial Condition: Financial Instruments	Gross Amount Not Offset on the Statement of Financial Condition: Collateral Pledged (2)	Net Amount
Repurchase agreements	$ 16,923	$ (1,877)	$ 15,046	$ —	$ (15,046)	$ —

(1) Includes securities received by the Company from the counterparty. These securities are not included on the statement of financial condition unless there is an event of default.

(2) Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the statement of financial condition unless the Company defaults.

(3) Deposits paid for securities borrowed are included in receivables from brokers, dealers and clearing organizations on the statement of financial condition. See Note 8 for additional information on receivables from brokers, dealers and clearing organizations.

The Company had no outstanding securities lending arrangements as of December 31, 2016. See Note 5 for information related to the Company's offsetting of derivative contracts.

Note 11 *Investments*

The Company's investments include investments in private companies and partnerships, registered mutual funds, and warrants of public and private companies.

(Dollars in thousands)	December 31, 2016
Investments at fair value	$ 6,242
Investments at cost	1,600
Investments accounted for under the equity method	53,831
Total investments	$ 61,673

At December 31, 2016, investments carried on a cost basis had an estimated fair market value of $3.0 million. Because valuation estimates were based upon management's judgment, investments carried at cost would be categorized as Level III assets in the fair value hierarchy, if they were carried at fair value.

Investments accounted for under the equity method include limited partnership interests. The carrying value of these investments is based on the investment vehicle's net asset value. The net assets of investment partnerships consist of investments in both marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on the estimated fair value determined by management of our affiliated partnerships and, in the case of investments in unaffiliated investment partnerships, are based on financial statements prepared by the unaffiliated general partners.

Note 12 *Other Assets*

(Dollars in thousands)	December 31, 2016
Net deferred income tax assets	$ 86,347
Fee receivables	13,268
Accrued interest receivables	5,143
Forgivable loans, net	6,360
Prepaid expenses	5,339
Secured loan receivables	6,236
Other	3,812
Total other assets	$ 126,505

See Note 20 for additional details concerning the Company's net deferred income tax assets.

Note 13 *Goodwill and Intangible Assets*

(Dollars in thousands)	
Goodwill	
Balance at December 31, 2015	$ 21,132
Goodwill acquired	59,354
Balance at December 31, 2016	$ 80,486
Intangible assets	
Balance at December 31, 2015	$ 8,256
Intangible assets acquired	23,986
Amortization of intangible assets	(13,709)
Balance at December 31, 2016	$ 18,533

The Company tests goodwill and indefinite-life intangible assets for impairment on an annual basis and on an interim basis when circumstances exist that could indicate possible impairment. The Company tests for impairment at the reporting unit level, which is generally one level below its operating segments. The Company has identified one reporting unit: capital markets. When testing for impairment, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if the Company concludes otherwise, then the Company is required to perform the two-step impairment test, which requires management to make judgments in determining what assumptions to use in the calculation. The first step requires a comparison of the fair value of the reporting unit to its carrying value, including allocated goodwill. The estimated fair value of the reporting unit is derived based on valuation techniques that a market participant would use. The Company estimates the fair value of the reporting unit using the income approach (discounted cash flow method) and market approach (earnings and/or transaction multiples). If the estimated fair value is less than the carrying value, a second step is performed to measure the amount of the impairment loss, if any. An impairment loss is equal to the excess of the carrying amount of goodwill over its fair value.

The Company performed its annual goodwill impairment analysis as of October 31, 2016, and concluded there was no goodwill impairment. The Company also evaluated its definite-lived intangible assets and concluded there was no impairment in 2016.

The addition of goodwill and intangible assets during the year ended December 31, 2016 primarily related to the acquisition of Simmons, as discussed in Note 4. Management identified $24.0 million of intangible assets, consisting of customer relationships ($14.9 million) and the Simmons trade name ($9.1 million), which will be amortized over a weighted average life of 1.7 years and 4.0 years, respectively.

Note 14 *Fixed Assets*

(Dollars in thousands)	**December 31, 2016**
Furniture and equipment	$ 34,738
Leasehold improvements	27,548
Software	13,774
Total	76,060
Accumulated depreciation and amortization	(53,198)
	$ 22,862

Note 15 *Short-Term Financing*

The Company issues secured commercial paper to fund a portion of its securities inventory. The commercial paper notes ("CP Notes") can be issued with maturities of 27 days to 270 days from the date of issuance. The CP Notes are issued under three separate programs, CP Series A, CP Series II A and CP Series III A, and are secured by different inventory classes. As of December 31, 2016, the weighted average maturity of CP Series A, CP Series II A and CP Series III A was 45 days, 13 days and 15 days, respectively. The CP Notes are interest bearing or sold at a discount to par with an interest rate based on LIBOR plus an applicable margin. CP Series III A includes a covenant that requires the Company to maintain excess net capital of $120 million. At December 31, 2016, the Company had CP Notes of $147.0 million outstanding with a weighted average interest rate of 2.12%.

The Company has committed short-term bank line financing available on a secured basis and uncommitted short-term bank line financing available on both a secured and unsecured basis. The Company uses these credit facilities in the ordinary course of business to fund a portion of its daily operations and the amount borrowed under these credit facilities varies daily based on the Company's funding needs.

The Company's committed short-term bank line financing at December 31, 2016 consisted of a one-year $200 million committed revolving credit facility with U.S. Bank, N.A., which was renewed in December 2016. Advances under this facility are secured by certain marketable securities. The facility includes a covenant that requires the Company to maintain minimum net capital of $120 million, and the unpaid principal amount of all advances under this facility will be due on December 16, 2017. The Company pays a nonrefundable commitment fee on the unused portion of the facility on a quarterly basis. At December 31, 2016, the Company had no advances against this line of credit.

The Company's uncommitted secured lines at December 31, 2016 totaled $185 million with two banks and are dependent on having appropriate collateral, as determined by the bank agreement, to secure an advance under the line. The availability of the Company's uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. At December 31, 2016, the Company had no advances against these lines of credit.

Note 16 *Contingencies, Commitments and Guarantees*

Legal Contingencies

The Company has been named as a defendant in various legal actions, including complaints and litigation and arbitration claims, arising from its business activities. Such actions include claims related to securities brokerage and investment banking activities, and certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations ("SROs") which could result in adverse judgments, settlement, penalties, fines or other relief.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential legal actions, investigations and regulatory proceedings and other factors, the amounts of reserves and ranges of reasonably possible losses are difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory proceedings will be resolved with no material adverse effect on the statement of financial condition of the Company.

Operating Lease Commitments

The Company leases office space throughout the United States. Aggregate minimum lease commitments under operating leases as of December 31, 2016 are as follows:

(Dollars in thousands)	
2017	$ 12,261
2018	11,641
2019	10,420
2020	10,209
2021	6,336
Thereafter	19,305
	$ 70,172

Total minimum rentals to be received from 2017 through 2021 under noncancelable subleases were $4.7 million at December 31, 2016.

Fund Commitments

As of December 31, 2016, the Company had commitments to invest approximately $6.9 million in limited partnerships that make investments in private equity companies or provide financing for senior living facilities.

Other Guarantees

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. In addition, the Company identifies and guarantees certain clearing agents against specified potential losses in connection with providing services to the Company or its affiliates. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the statement of financial condition for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions.

Note 17 *Employee Benefit Plans*

The Parent Company has various employee benefit plans, and substantially all Company employees are covered by at least one plan. The plans include health and welfare plans and a tax-qualified retirement plan.

Note 18 *Parent Company Compensation Plans*

Stock-Based Compensation

The Parent Company maintains a stock-based compensation plan, the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan permits the grant of equity awards, including restricted stock, restricted stock units and non-qualified stock options, to the Company's employees. The awards granted to employees have either three-year cliff vesting periods, vest ratably over three years in equal installments or cliff vest upon meeting certain performance or market-based metrics. The maximum term of the stock options granted to employees is ten years. The Incentive Plan provides for accelerated vesting of awards if there is a severance event, a change in control of the Parent Company (as defined in the Incentive Plan), in the event of a participant's death, and at the discretion of the compensation committee of the Parent Company's board of directors.

The Parent Company also established the 2016 Employment Inducement Award Plan (the "Inducement Plan") in conjunction with the acquisition of Simmons. These shares cliff vest in three years. Employees forfeit unvested Inducement Plan shares upon termination of employment. See Note 4 for additional information regarding the Simmons acquisition.

Deferred Compensation Plans

The Parent Company maintains various deferred compensation arrangements for employees.

The nonqualified deferred compensation plan is an unfunded plan which allows certain highly compensated employees, at their election, to defer a percentage of their base salary, commissions and/or cash bonuses. The deferrals vest immediately and are non-forfeitable. The amounts deferred under this plan are held in a grantor trust. The Parent Company invests, as a principal, in investments to economically hedge its obligation under the nonqualified deferred compensation plan.

The Piper Jaffray Companies Mutual Fund Restricted Share Investment Plan is a fully funded deferred compensation plan which allows eligible employees to elect to receive a portion of the incentive compensation they would otherwise receive in the form of restricted stock, instead in restricted mutual fund shares ("MFRS Awards") of investment funds. MFRS Awards vest ratably over three years in equal installments and provide for continued vesting after termination of employment so long as the employee does not violate certain post-termination restrictions set forth in the award agreement or any agreement entered into upon termination. MFRS Awards are owned by employee recipients (subject to the aforementioned vesting restrictions) and as such are not included on the statement of financial condition.

The Company has also granted MFRS Awards to new employees as a recruiting tool. Employees must fulfill service requirements in exchange for rights to the awards.

Note 19 *Net Capital Requirements and Other Regulatory Matters*

Piper Jaffray is registered as a securities broker dealer with the SEC and is a member of various SROs and securities exchanges. FINRA serves as Piper Jaffray's primary SRO. Piper Jaffray is subject to the uniform net capital rule of the SEC and the net capital rule of FINRA. Piper Jaffray has elected to use the alternative method permitted by the SEC rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the SEC rule. Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by Piper Jaffray are subject to certain notification and other provisions of SEC and FINRA rules.

At December 31, 2016, net capital calculated under the SEC rule was $191.1 million, and exceeded the minimum net capital required under the SEC rule by $190.1 million. The Company anticipates $5.0 million of capital withdrawals within the next six months.

The Company's committed short-term credit facility of $200 million and the Parent Company's senior notes include covenants requiring Piper Jaffray to maintain minimum net capital of $120 million. CP Notes issued under CP Series III A include a covenant that requires Piper Jaffray to maintain excess net capital of $120 million.

Note 20 *Income Taxes*

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The net deferred income tax assets included in other assets on the statement of financial condition consisted of the following items at December 31, 2016:

(Dollars in thousands)

Deferred tax assets:	
Liabilities/accruals not currently deductible	$ 981
Deferred compensation	70,416
Goodwill amortization	13,808
Other	5,043
Total deferred tax assets	90,248
Deferred tax liabilities:	
Unrealized gains on firm investments	781
Fixed assets	2,632
Other	488
Total deferred tax liabilities	3,901
Net deferred tax assets	$ 86,347

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The Company believes that its future tax profits will be sufficient to recognize its deferred tax assets.

Note 21 *Related Party Transactions*

The Company has significant transactions with the Parent Company and the Parent Company's other subsidiaries. The Company arranges for the purchase or sale of securities, holds investments in funds managed by affiliates and markets derivative instruments for affiliates. The Company allocates expenses or records a portion of the revenues earned by affiliates in return for services provided to affiliates. Certain operating expenses, along with advances for certain investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The Company also owns investments in affiliated funds that are accounted for under the equity method. In addition, the Company may transact with the Parent Company for the financing of its operations and reimburses the Parent Company for expenses associated with stock-based compensation awards issued to Company employees. At December 31, 2016, an intercompany payable to the Parent Company of $143.9 million represents the amounts payable for related party transactions. The Company received $90.0 million of capital contributions from the Parent Company in 2016. The Company also paid $70.0 million in dividends to the Parent Company in 2016.

Note 22 *Subsequent Events*

The Company has evaluated subsequent events through February 24, 2017, the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure in the Company's financial statements.